UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Retail Works Eschoppe LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    New York

    Date of Organization:

    August 26, 2019

Physical Address of Issuer:

185 Greenwich Street, LL4032, New York, NY 10007, United States

Website of Issuer:

https://brikclik.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 9, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2 full-time employees.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)*
Total Assets	$43,791	$7,518
Cash & Cash Equivalents	$12,438	$7,518
Accounts Receivable	$0	$0
Short-term Debt	$20,203	$0
Long-term Debt	$0	$0
Revenues/Sales	$27,910	$0
Cost of Goods Sold	$6,207	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(45,930)	$(2,914)

*Since inception on August 26, 2019

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 3, 2021

Retail Works Eschoppe LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Retail Works Eschoppe LLC, operating as Brik + Clik ("**Brik + Clik,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 9, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$260	$15.60	$244.40
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://brikclik.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/brikclik

The date of this Form C is November 3, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 1

    The Company 1

    The Offering 1

RISK FACTORS 2

    Risks Related to the Company's Business and Industry 2

    Risks Related to the Offering 7

    Risks Related to the Securities 8

BUSINESS 12

    Description of the Business 12

    Business Plan 12

    The Company's Products and/or Services 12

    Competition 12

    Customer Base 13

    Intellectual Property 13

    Governmental/Regulatory Approval and Compliance 14

    Litigation 14

USE OF PROCEEDS 15

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS 16

    Indemnification 17

    Employees 17

CAPITALIZATION, DEBT AND OWNERSHIP 18

    Capitalization 18

    Outstanding Debt 18

    Ownership 19

FINANCIAL INFORMATION 20

    Operations 20

    Cash and Cash Equivalents 20

    Liquidity and Capital Resources 20

    Capital Expenditures and Other Obligations 20

    Valuation 20

    Material Changes and Other Information 20

    Previous Offerings of Securities 21

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 221

THE OFFERING AND THE SECURITIES 22

    The Offering 22

    The Securities 23

COMMISSION AND FEES 27

    Stock, Warrants and Other Compensation 27

TAX MATTERS 27

LEGAL MATTERS 27

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION 27

ADDITIONAL INFORMATION 28

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Retail Works Eschoppe LLC, operating as Brik + Clik, is a full stack commerce platform. The Company was formed in New York as a limited liability company on August 26, 2019.

The Company is located at 185 Greenwich Street, LL4032, New York, NY 10007, United States.

The Company's website is https://brikclik.com

The Company is headquartered and qualified to conduct business in New York and California. The Company also sells its products and services through the Internet and throughout the United States.

Additionally, the Company has a wholly-owned subsidiary, GBC 2258 LLC, a California limited liability company, which was formed on July 1, 2020. This entity holds the leases to the Company's spaces in California.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/brikclik and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$260+
Maximum Individual Purchase Amount	$107,000
Offering Deadline	March 9, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 26.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Many retail spaces were closed and companies seeking retail space significantly declined. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue, although we continue to pandemic proof our business through online and local delivery, along with converting our stores into shoppable virtual reality stores which we will rely on in case of mandated shutdowns.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide products and services.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon products or services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate certain products or services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Securities, Investors would receive CF Shadow Securities in the form of Series B-CF Shadow Preferred Securities and would be required to enter into a proxy that allows the Intermediary or its designee to vote their Series B-CF Shadow Preferred Securities consistent with the majority of the Series B Preferred Securities holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Retail Works Eschoppe, operating as Brik + Clik, is a full stack commerce platform. Its turnkey retail spaces, online marketplace, unique VR checkout, and suite of tech services enables direct to consumer (DTC) brands to enter retail at the lowest cost and within days. It has a scalable omnichannel model at the confluence of trendy brands, retail, creators and fulfillment. Supplemental retail tech software enables independent retailers to digitize stores and incrementally increase revenue and foot traffic.

Business Plan

The Company plans to significantly expand its business by investing in product development, increasing sales and marketing efforts and growing out its infrastructure. The Company aims to achieve profitability by late 2022. The capital raised here will empower the Company to expand its product development, increase sales and marketing efforts and grow out its infrastructure as the Company continues to aggressively grow and expand its business.

The Company's Products and/or Services

Product / Service	Description	Current Market
In the Clik	Full Stack Commerce Services	Direct to consumer brands looking to utilize the most innovative commerce technology including the VR store, Clik Live, Clik Now, Brik Returns, Brik Studio, the Clik Club, and special store placement, and our most robust marketing campaigns.
Omni	Omni-platform Commerce Services	Direct to consumer brands looking to improve visibility of their products and scale their business through Brik + Clik store, online marketplace, and robust marketing ability.
Online Only	Placement on our online marketplace	Direct to consumer brands looking to scale and improve visibility of their products via the Brik + Clik online marketplace

Competition

The markets in which our products are sold are highly competitive. We compete against similar products offered by large and small companies, including well-known global competitors. Execution, timing, business model, scalability and agility, store design, strategic partnerships, technology and team are our important differentiating factors.

(i)   Execution: We were able to launch two stores in the middle of the pandemic coast to coast on a bootstrapped budget whereas our competitors need to raise tens of millions to get to the same number of stores.

(ii)   Timing: We launched during the Covid-19 pandemic and have been able to take advantage of more favorable short-term leases and percentage rent deals while our competitors are locked into more expensive pre-Covid-19 fixed term rent and long-term leases.

(iii)   Business Model: Due to our low capex cost and timing, we can offer significantly lower subscription plans, with a low churn rate, versus our competitors, such as Showfields and Neighborhood Goods. We also provide the brands the same service levels in better locations. Also, we are a turnkey operator, unlike

Appear Hear and Popshop, which only list vacancies and do not solve the underlying problem of retail vacancies. Brands are looking for operators like us for retail distribution.

(iv)   Scalability and Agility: Our store size is 1/5 of our competitors. The larger stores are more costly and take more time to execute and difficult to operate. We focus on 2nd generation space in good condition which can execute and deploy across the country in a short time.

(v)   Store Design: We truly innovate the store design with our functionally experiential stores through dioramas that reflect the different rooms in your home like bedroom, living room, kitchen and bathroom. We product place the brands in a more organic way, just like in the customers home which spurs complimentary brand sales as the brands and high average order size. Our competitors build the dated mini malls where brands are renting out spaces just like in the failed department store model.

(vi)   Strategic Partnerships: We have signed a shop in shop partnership with a chain national retailer to test locations across the country and gauge demand with no CAPEX or OPEX cost. We have stores in prime locations in two major cities with a strategic multi-national institutional landlord partner that enables us to open locations at a faster rate in their other major centers.

(vii)   Technology: We are testing our in-store technology stack to understand which technologies really digitize and solve instore operations. We plan to deploy this technology to the independent retail market which is currently underdigitized and underserved. Our vertical integration gives the advantage over the retail tech companies which do not have the firsthand experience of day to day retail operation issues. Our competitors are only retail stores whereas we are providing a full stack commerce solution.

(viii)   Team: We have built $3B in real estate and have deep domain expertise and relationships in this space. Our retail, commerce and technology team was assembled in a relatively short time and are industry leaders.

Customer Base

The Company curates brands based on macro consumer buying trends, seasonality, price points, current curation, probability of returns, audited IG followers, content engagement, store location, demographics of the foot traffic and their median income. The majority of the Company's customer base is Gen X, Millennial and Baby Boomer women, which have the highest concentration of wealth. As the concept matures, the Company will be targeting Gen Z women as well.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90237313	"Brik + Clik"	Standard Character Mark	October 6, 2020	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://brikclik.com, https://nightclubmarket.com, https://theclik.store and https://coretailsummitcom domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Technology & Product Development (1)	25%	$6,250	25%	$267,500
Sales and Marketing/Brand Partnerships (2)	30%	$7,500	30%	$321,000
Operations (3)	30%	$7,500	30%	$321,000
General Working Capital	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We intend to invest in technology and product development. We currently do not have a technology team. These funds will be used to hire a technology team to further advance our technology suite of services, app and website development, store design, and software development.

(2) We will focus on our sales and marketing and developing brand partnerships. In this regard, we intend to hire a Director of Marketing/Brand Partnerships to ensure we continue to only onboard the best in class brands. We will also use the proceeds for online ads, subway ads and sponsorships.

(3) These proceeds will be used for building out our operations infrastructure, including staffing, lease acquisition, and store fit-outs of additional stores in markets that we have test demand with our shop in shop retail partner.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Hemant Chavan	CEO, Co-Founder and Manager	CEO and Co-Founder of Retail Works Eschoppe LLC, 2019– Present Responsible for digital marketing, construction management, online marketplace store selection and due diligence, fundraising, vendor selection and brand management, along with general CEO responsibilities Gemdale USA, Cost Manager, 2016-2021 Responsible for construction management, development management, cost Management and scheduling for residential and commercial real estate projects	University of Illinois at Urbana-Champaign, MS, Civil Engineering 2012 University of Mumbai, BE, Civil Engineering, 2009
Eric Hirani	COO, Co-Founder and Manager	COO and Co-Founder of Retail Works Eschoppe LLC, 2019– Present Responsible for staffing, accounting, human resources, fundraising, vendor selection and construction management President of Infinite Consulting Corp and Infinite Safety Quality and Construction Management, 2009-Present Responsible for business operations.	Columbia University, B.S., Major in Engineering and Minor in Entrepreneurship, 2011

Biographical Information

Hemant Chavan: Hemant is the CEO and Co-Founder of the Company. Prior to launching the Company, Hemant has over twelve (12) years of experience in real estate development. He has worked on a portfolio of $4.1 Billion which includes high rise condominium & multifamily residential, commercial office, retail, industrial & infrastructure projects in the Northeast, California and Seattle. Hemant is also involved in sourcing, underwriting and structuring real estate deals. Also, he is involved in the pre-construction, construction and close-out phases, including marketing & sales

Eric Hirani: Eric is the COO and Co-Founder of the Company. Prior to launching Brik + Clik, Eric has over ten (10) years of experience as an entrepreneur in the engineering, construction, and real estate world. He has overseen and participated in projects worth over $10 Billion dollars in various sectors including Retail, Healthcare, Residential, Commercial, Hospitality, Infrastructure, Education, mixed-use, Water/Waste Water, Utilities, Transportation, and

more. His true skills are in operating and scaling businesses where he has founded and grown several small businesses which continue to operate and thrive. Lastly, Mr. Hirani is avid philanthropist and volunteer donating to dozens of causes every year and founding two yearly scholarships for high school and college students.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Outstanding Equity Interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Membership Interests
Amount Outstanding	100
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Interests at a later date. The issuance of such additional Membership Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan from Company CEO
Creditor	Hemant Chavan
Amount Outstanding	$5,420
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Hemant Chavan	Membership Interests	66.25%
Eric Hirani	Membership Interests	33.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Retail Works Eschoppe, LLC, operating as Brik + Clik (the "Company") was formed on August 26, 2019 under the laws of the State of New York. The Company is headquartered in New York, New York. The Company also conducts business through its wholly-owned subsidiary GBC 2258 LLC, a California limited liability company, formed on July 1, 2020. Our financial statements also include the financial results of GBC 2258 LLC.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of October 31, 2021, the Company had an aggregate of $33,247 in cash and cash equivalents, leaving the Company with approximately 12-14 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. A portion of the proceeds from the Offering will be used to open new stores.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$10,000	100%	General Working Capital	August 26, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) Hemant Chavan, the Company's CEO and Co-Founder, provided an unsecured loan to the Company in 2020 in the amount of $5,420. The loan does not provide for an interest rate and does not have a maturity date. See the section titled "**Outstanding Debt**" for more information.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 9, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise an additional $2,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $2,000,000 in SAFEs (Simple Agreement for Future Equity) to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the SAFEs in the Concurrent Offering will be different than the terms of the Crowd SAFE in this Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $260 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $12,000,000 divided by the aggregate number of issued and outstanding equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) equity interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity interests that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to equity interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of Common Securities of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) equity interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers (or directors if the Company subsequently becomes a corporation), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Equity Interests (other than Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing Equity Interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Equity interests granted in connection therewith shall have the same liquidation rights and preferences as the equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or the most recently issued equity interests, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers (or board of directors if the Company subsequently becomes a corporation) determine in good faith that delivery of equity interests to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity interests, as determined in good faith by the Company's managers (or board of directors if the Company subsequently becomes a corporation).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers (or board of directors if the Company subsequently becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Hemant Chavan

(Signature)

Hemant Chavan

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Hemant Chavan

(Signature)

Hemant Chavan

(Name)

Manager

(Title)

November 3, 2021

(Date)

/s/Eric Hirani

(Signature)

Eric Hirani

(Name)

Manager

(Title)

November 3, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

RETAIL WORKS ESCHOPPE, LLC

(A New York Limited Liability Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2020 AND 2019

RETAIL WORKS ESCHOPPE, LLC

(A New York Limited Liability Corporation)

TABLE OF CONTENTS

December 31, 2020 and 2019

	Page
INDEPENDENT ACCOUNTANTS' REVIEW REPORT	
CONSOLIDATED BALANCE SHEETS	1
CONSOLIDATED STATEMENTS OF OPERATIONS	2
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY	3
CONSOLIDATED STATEMENT OF CASH FLOWS	4

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists   *Business Consultants*

1166 Dimock Lane   Naples, FL 34110

To the Members of
Retail Works Eschoppe, LLC
New York, NY

Independent Auditor's Review Report

We have reviewed the accompanying consolidated financial statements of Retail Works Eschoppe LLC., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2020 and the period from August 26, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent Retail Works Eschoppe, LLC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Alan T. Schiffman, CPA PC
October 27, 2021

RETAIL WORKS ESCHOPPE, LLC

(A New York Limited Liability Corporation)
Consolidated Balance Sheets
December 31, 2020 and 2019
(See Accountant's Review Report)

	2020		2019
Assets			
Cash and cash equivalents	12,438	$	7,518
Inventory	4,382		
Total current assets	16,820	$	7,518
Property and equipment	12,123		
Accumulated depreciation	(152)		
Total property and equipment, net	11,971		
Deposits	15,000		
Total Assets	$ **43,791**	$	**7,518**
Liabilities and Members' Equity			
Current Liabilities			
Accounts Payable	14,783		
Loan payable, related party	5,420		
	20,203	$	-
Members' Equity			
Member's capital	72,432	$	10,432
Accumulated deficit	(48,844)	$	(2,914)
Total Members' equity	23,588	$	7,518
Total Liabilities and members' equity	$ **43,791**	$	**7,518**

See accompanying notes to financial statements

(1)

RETAIL WORKS ESCHOPPE, LLC

(A New York Limited Liability Corporation)

Consolidated Statements of Operations
For the Year Ended December 31, 2020
For the Period from August 26, 2019 (Inception) to December 31, 2019

(See Accountant's Review Report)

		2020		2019
Revenues, net	$	27,910		
Cost of Goods Sold	$	6,207		
Gross profit	$	21,703	$	-
Operating Expenses				
Sales and marketing expenses	$	3,126	$	80
General and Administrative expenses				
Automobile	$	764		
Bank Fees	$	252	$	2
Insurance Expense	$	767		
Legal and Professional Fees	$	13,070	$	2,682
Licenses & Fees	$	1,506	$	87
Meals & Entertainment	$	918	$	14
Miscellaneous	$	147		
Office Expenses	$	14,671		
Outside services	$	12,664		
Payroll Expenses	$	373		
Payroll Taxes	$	1,286		
Postage and courier	$	76		
Repairs and maintenance	$	1,021		
Rent				
Salaries	$	11,015		
Shopify fees	$	1,527		
Software	$	288		
Telephone	$	391		
Travel		4,134		
Web and email hosting	$	1,484	$	49
Total Operating Expenses	$	69,481	$	2,914
Loss from opertions	$	(47,778)	$	(2,914)
Other Income & Expenses				
Other Income		2,000		
Depreciation		(152)		
		1,848		
Net loss	$	(45,930)	$	(2,914)

See accompanying notes to financial statements

(2)

RETAIL WORKS ESCHOPPE, LLC

(A New York Limited Liability Corporation)

Consolidated Statement of Members' Equity

For the Year Ended December 31, 2020 and the Period from August 26, 2019 (Inception) to December 31, 2019

(See Accountant's Review Report)

Members' Equity	Members' Capital	Accumulated (Deficit)	Total Members' Equity
Balance August 26, 2019 (inception)	0	0	0
Member contribution	10,432		10,432
Net Income (Loss)		(2,914)	(2,914)
Balance, December 31, 2019	**10,432**	**(2,914)**	**7,518**
Member contribution	62,000		62,000
Net Income (Loss)		(45,930)	(45,930)
Balance, December 31, 2020	**72,432**	**(48,844)**	**23,588**

RETAIL WORKS ESCHOPPE, LLC

(A New York Limited Liability Corporation)

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2020 and the Period from August 26, 2019 (Inception) to December 31, 2019

(See Accountant's Review Report)

		2020		**2019**
Cash Flow From Operating Activities				
Net income (loss)	$	(45,930)	$	(2,914)
Depreciation & Amortization	$	152		
Adjustments to reconcile net income to cash provided by operating activities:				
Changes in operating assets and liabilities				
(Increase)Decrease in Inventory	$	(4,382)		
Increase (Decrease) in accounts payable	$	14,783		
Increase (Decrease) in Deferred Revenue				
Increase (Decrease) in other liabilities				
Net cash provided by (utilized in) operating activities		(35,377)		(2,914)
Cash flow (absorbed in) from Investing activities				
Purchases of property and equipment		(12,123)		
Deposits		(15,000)		
	$	(27,123)	$	-
Financing Activities				
Procceds from member contribution		62,000		10,000
Loan payable related party	$	5,420		
Member investment			$	432
Net cash used in financing activities		67,420		10,432
Net (decrease)/increase in cash and cash equivalents		4,920		7,518
Cash and cash equivalents, beginning of year		7,518		
Cash and cash equivalents, end of period	$	12,438	$	7,518

RETAIL WORKS ESCHOPPE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Retail Works Eschoppe, LLC (which may be referred to as the "Company", "we," "us," or "our"), is a New York limited liability corporation which was organized August 26, 2019 and registered in California January 4, 2021. The consolidated financial statements include the accounts of its wholly owned subsidiary of GBC 2258, LLC a California limited liability company. The Company is doing business as Brik + Clik. The Company's headquarters are in New York, NY.

The Company's platform deploys a product suite of retail technologies to empower the independent retailer access to a market that is currently underserved. The Product suite included a synchronized platform consisting of one-tap payments, virtual appointments, CRM, VR stores, text marketing and live streaming to name certain of the revenue generators. In addition Brik + Clik operates, designs and markets the physical retail spaces for these independent retail brands to occupy, providing a cost effective solution for independent retail brands to enter physical retail spaces.

Since August 26, 2019, the Company has relied upon its members for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit During the next twelve months, the Company intends to fund its continuing operations with free cash flow and funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 15).

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $1,070,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 15 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include both the operations of the corporation for the year ended December 31, 2020 and for the period from August 26, 2019 (inception) to December 31, 2019. Information and notes are required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Basis of Consolidation

The financial statements consolidate entities where the Company has a controlling financial interest in the entity or where the Company is required to apply the variable interest entity (VIE) model because the Company has the power to direct the most economically significant activities of the entity. The Company reevaluates whether it has a controlling financial interest in all entities if and when the Company's rights and interests change.

Therefore, the consolidated financial statements include the accounts of the Company and its wholly owned subsidiary GBC 2258 LLC. The subsidiary was organized primarily to operate and retail operation in California. The Company is obligated on funding the working capital requirements of the subsidiary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $12,438 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest, are due under normal trade terms, primarily requiring pre-payment before services are rendered.

The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company has no accounts receivable balances.

Inventories

Inventories consist of finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property, Equipment and Depreciation

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2020 or 2019.

Platform Development and Intangible Assets

Whereas currently, the Company has been writing off all research and development costs as incurred. However, in the future, and in compliance with ASC 730-10, Research and Development expenditures, the Company will capitalize such costs and carry forward as assets, the costs to develop the eCommerce platform App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired economic result. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from Brik + Clik Brand App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

Once intangible assets are capitalized, the Company will review the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Currently and based on this assessment there was no impairment of assets as of December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes* Under the liability method, the Company is currently taxed as a flow through entity partnership for federal and state income tax purposes. As a limited liability company, income and losses are passed through to the respective members and, therefore, the results of operations were reported on the income tax returns of the members.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

When filed, the Company's federal and state income tax returns for the year ended December 31, 2020, will remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus, if applicable, deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities will represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The principles-based standard requires consideration of a five-step framework that includes estimates of the revenue recognized for the accounting period. The five-step process for recognizing revenue and areas that require significant judgement require identification of (1) contracts (including modifications) with customers requiring agreements between the Company and the customer, (2) separate performance obligations that transfer goods and services to the customer, (3) the transaction price, the consideration that the customer expects to receive in exchange for the negotiated goods and services, (4) allocated transaction price to separate performance obligations, if applicable, and (5) revenue recognition over the contract period of performance of the obligations transferring the promised goods and services.

Clients sign contracts which cover specific periods of time. At the time a contract is executed, the Company records the contract. Revenue is recognized during the contract period as the subscriber pays the contract and as the Company provides services. The Company generated revenue through their platform, during the two years ending December 31, 2020 and 2019, in the amount of $27,910 and $0, in revenue respectively.

The Company derives its revenue solely from in-store and e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Net Revenues
Cost of net revenues consist of the costs of inventory sold and consignment vendor payments.

Sales and Marketing
Sales and marketing expenses includes marketing and advertising costs, which are expensed as incurred.

General and Administrative Expenses
General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, administrative expenditures, and information technology.

Contracts Receivable and Credit Policy

Contract receivables from advertising customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Contracts receivable are stated at the amounts contracted with the customer. Payments of contracts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its contracts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company has contracts receivable of $337,907 and $185,138 respectively. As of December 31, 2020 executory contracts receivable aggregating $312,132 are scheduled to commence services subsequent to December 31, 2020.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising expenses

The Company expenses advertising costs as they are incurred. Such costs approximated $1,487,956 and $174,896 respectively, for the years ended December 31, 2020, and 2019.

Software and Webhosting expenses

The Company expenses software & webhosting costs as they are incurred. Such costs approximated $3,126 and $80 respectively, for the years ended December 31, 2020 and 2019.

Shipping and Handling

Shipping and handling costs incurred during the years ended December 31, 2020 and 2019 are included in cost of goods sold.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

Inventories are recorded at the lower of average cost or market and are comprised of the following finished goods totaling $4,382 and $0 as of December 31, 2020 and 2019, respectively.

NOTE 4 –INCOME TAXES

The Company has filed partnership income tax returns through December 31, 2019. The partnership was a flow through entity and therefore, the partners were responsible for the related income tax liabilities arising from the Company operations.

As a corporation, for the year ending December 31, 2020, the Company will file its income tax return for the year ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard corporation.

Pursuant to the Tax Cuts and Jobs Act of 2017, and based upon management, certain timing differences may exist as to the accounting method applied for prepaid expenses, inventory and other costs, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 5 – LEASE CONTRACT ARRANGEMENTS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company will adopt the standard as of January 1, 2021.

Management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements.

The Company made an accounting policy election to keep immaterial leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard can impact net earnings. Also, the new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

The Company has a short-term lease agreement in New York. Monthly base rent is approximately $5,000 per month and the Company is subject to future revenue share arrangements if it meets a certain revenue threshold.

In addition, the Company's subsidiary is obligated on a Lease Agreement for 1,247 square feet dated July 24, 2020 and expires August 15, 2021. Pursuant thereto, the Company is obligated to pay percentage rent equal to the amount determined by multiplying the Tenant's gross revenues derived from the premises by twenty-two percent (22%). To date the premises has not produced any revenues. Therefore, no rent is due and payable.

NOTE 6 – RELATED PARTY TRANSACTION

During the year ended December 31, 2020, the Company's founder incurred $5,420 in expenses on behalf of the Company. The loan is non-interest bearing, unsecured and due on demand.

NOTE 7 – MEMBER EQUITY

According to the Limited Liability Company Operating Agreement of the Company dated August 26, 2019, there are two Members in the Company. Based upon certain facts, each of the Members received an allocation of ownership percentage resulting from "Sweat Equity." Based upon each Members' continuing performance on behalf of the Company. Commencing January 1, 2020, the ownership interest applicable to "Sweat Equity" vests as follows:

25% over the twelve month period ended December 31, 2020
Thereafter, 1/48th will vest monthly.

During the periods ended December 31, 2020 and 2020, the members contributed $62,000 and $10,432, including $432 in expenses incurred by the members on behalf of the Company in 2019.

NOTE 8 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $47,930 and $2,914 for the periods ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $48,844. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Contingencies:

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2021 through August 31, 2021, the date that the financial statements were available to be issued.

Crowdfunded Offering

As of July 30, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The launch of the crowdfund campaign is expected to occur in the fourth quarter of 2022.

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $1,500, under the same terms and conditions as the other Securities sold in the Successful Offering. See discussion elsewhere herein.

Management's Evaluation

Management has evaluated subsequent events through August 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	Brik + Clik

Logo	

Headline	End-to-end commerce solution for brands and retailers

Hero Image	

Tags	Minority Founders, E-commerce, Retail, B2B2C, Subscription, Coming soon, Startups

Pitch text

Summary

- Turnkey services: retail, online, NR, crypto, last-mile + more
- Curated spaces with in-store tech and google analytics IRL
- Launched October 2020, 410k revenues in 13 months
- 163% MoM growth in the last three months as of Nov. 2021
- First two locations in San Francisco and New York, Holiday Market in LA
- expecting 5 stores opening in 2022, 10 shop-in-shop partnerships in 2022
- Projected revenue: $8M in 2022, $35M in 2023, $85M in 2024

Problem

20% of all US retail space is vacant—and E-commerce advertising is more expensive than retail rent

Today's retail landscape

In today's retail environment, and within the industry, we've discovered that the biggest pain points are:

Consumer Pain Points

 **Lack of ability** to touch or try on items

 **Scarcity** of product (out-of-stock)

 **Having to pay for shipping costs**

Retailer/Brands Pain Points

 **Underdigitized**
No consumer attribution

 **Cost of Real-Estate**
20% of all US retail is vacant.

 **Costs of Operation**
High OpEx and CAPEX costs.

 **Shifting Consumer Preferences**
High OpEx and CAPEX costs.

 **Meeting and Fulfilling Consumer Demand**
Costs of "free" returns and post-COVID surge demand is not being met by the current supply chain capacity.

E-commerce costs are unsustainable

THE SCENARIO	THE PROMISE	WHAT ACTUALLY HAPPENS			
		DAY: 0	5	10	15
BEST-CASE	Delivery in 2–5 days	Delivered within 2–5 days			
WORST-CASE	Delivery in 2–5 days	Delayed in transit	Delivered within 4–10 days		
LONGEST-PATH	Delivery in 2–5 days	Delivered within 2–5 days	Customer returns	Customer re-orders	
THE BRIK+CLIK DIFFERENCE	Delivery in 0–2 days	Product is delivered within 0–2 days			

Shipping Delays: Current delivery services are not built to handle the increase in online demand:

UPS: Peak demand projected to exceed capacity by 5M packages daily

Published July 28, 2021

Source: Retail Dive

Digital Only Unfeasible: Online advertising are more expensive than store rent and 15 min delivery apps in dense cities are not sustainable and logistically impossible in the non-coastal cities, towns, and suburbs:

Morgan Stanley lowers expectations for Amazon shares as e-commerce gets more expensive

Published Sept. 28, 2021

 CNN

This $15 billion startup promises 30-minute deliveries. Now it's facing a worker backlash

Solution

Technology centered solution that solves the problems of:

1. **Customers** looking for value, convenience and quality

2. **Brands/Retailers** from whom these customers purchase

3. **Landlords** who are leasing spaces to the brands/retailers

Online | Offline | Virtual



1
2
3
4
5
6
Brik
Multi-brand store
1. Live Streaming
2. Virtual Appointments
3. Returns & Resell
4. Local Pickup & Delivery
5. Content Studio
6. Virtual Reality Stores
Online Marketplace
Clik

Our turnkey retail spaces, online marketplace, and a unique checkout-enabled VR store enable Direct to Consumer (DTC) sales seamlessly integrated with the latest commerce trends—while leveraging retail storefronts to double up for e-commerce services. Our scalable omni-channel model is at the confluence of trendy **brands, retail, creators, and fulfillment.**

What are we solving for consumers?

Their three biggest pain points:

- Ability to touch or try on the item
- The product being out of stock
- Shipping cost and delays

What are we solving for brands/retailers?

Our target brands:

Emerging DTC brands looking for low-capital expenditure entry into brick + mortar.

OR

Brands with existing brick + mortar locations that are looking to create outpost locations or scale back existing footprint.

How is our tech different?

As a retailer, we have a deeper understanding of retail products that allow us to build better retail tech products — products that are more than advanced than our competitors. Our software enables independent retailers to digitize stores while **increasing foot traffic and revenue**.

1. Tech tools empowering retail staff to increase omnichannel sales

2. Network of retailers that drive traffic to each other, while learning about consumer shopping patterns









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Inter-connected web of stores
Data Collection Tool for Learning Consumer Shopping Patterns

Product

An integrated commerce platform

Digitized and Experiential Stores

Our multi-brand stores are curated with best in class store design and digitized to replicate online shopping.



clean brands good life
Life size dioramas
Life size dioramas
Omnichannel: Products shipped from the store locally & nationally



Content Studio

Live Stream Shopping



Scan to Discover Brands

In store analytics to capture consumer behavior

One Tap Unmanned Checkouts



Strategic sponsored and brand promotional events

Profitable Stores

1. **Micro stores** that are **cost-efficient and can be deployed in weeks**. **Payback in a few months** instead of years.
2. **Shop in Shop stores** with established chain retailers.
3. Large scale **holiday markets**.

In-store tech

We integrate technology and use our **unique checkout-enabled VR platform** to connect the offline and online retail worlds. **Try it yourself, CLIK HERE**.

Your browser does not support HTML5 video.

Traction

1. # Bicoastal locations and increasing revenue streams



Bay Area

Westfield Valley Fair, Santa Clara

Landlord Partner: *Westfield (Unibail-Westfield-Radamco)* which has locations a 14 countries across North America, Europe and Australia. **Opened on October 10, 2020 with a $29K buildout cost (market cost $80k) and 3-week construction schedule**. In the heart of Silicon Valley and with a median income of $135,000.



New York

The Oculus, New York City



Opened on November 15, 2020 with **a $0 buildout cost and just 2 weeks from lease to opening**. Oculus is next to the World Trade Center and 9/11 Memorial. W have a prime location in the shopping center next to luxury retailers like Mont Blanc, Longines, Apple **with 20,000 - 40,000 daily foot traffic passing through our store**. In addition to being a major tourist attraction, it is in the heart of New York's financial district and next to prime neighborhoods like Tribeca and Soho.

Major PR

Within a short period, we have generated organic PR with the biggest publications in the world including the **public radio from France RFI coming to interview us from Paris**.

We predicted the return of retail before the experts!

Customers

Brand partners

Our stores carry 100+ DTC (Direct-to-Consumer) brands and 10% subscriber brands, all within the wellness, home goods, clean beauty, and F&B verticals.

70% of the brands we partner with are female- or minority-founded. This is a pure **meritocratic process** rather than a marketing strategy. We find mission-driven brands that are high quality and then they happen to be either female or minority-owned.

dosely LARQ YIELD w&p

AKALO MIAMI BEACH BUM

WHOLY DOSE Hilma bkr Candid™

goli NUTRITION  akua BRAVO ⚡ SIERRA NOTO

Ⓐ Aiden & Coco® MAKEUPDROP Letterfolk™

fur KOLKATA CHAI CO. realm LUMIN

PIECEWORK SALT & STONE yourlixir

WELL TOLD HEALTH Botanicals Wit & Delight WANNA DATE? PiperWai

ⴼ maude Peak + Valley

Customers


Target Customer:
Millenial and Gen X Women
With content packaged in
a Gen Z friendly format
Brands that have a universal
appeal

Business Model

Multi-channel and scalable subscription model

Pandemic, digital disruptions, and foot traffic independent revenue streams.

Our business model

Beyond in-store sales, we have de-risked the traditional sales model with an innovative way to monetize retail spaces. **Due to vertical integration, our services are best in class and lowest in cost.**

Revenue streams

- **Subscription brands:** Brands pay us to be in store through our limited brand assortment, which makes the store a marketing channel for emerging brands along with providing turnkey operations.

PLANS	ONLINE ONLY	OMNI	IN THE CLIK
INITIATION FEE	$500 one-time	$500 one-time	Waived
MONTHLY PLAN	$150 / month + 20% sales	$450 / month + 20% sales	$2,000 / month + 20% sales
ANNUAL PLAN	$1,500 ($300 savings) + 15% sales	$4,500 ($900 savings) + 15% sales	$20,000 ($4,000 savings) + 15% sales
DETAILS	• Online only • Dashboard access for live sales info • Net 45 payments	• In-store and online • Website feature • e-blast feature • IG post feature • Dashboard access for live sales info • Net 30 payments • Local delivery	• In-store and online • Website feature • e-blast feature • IG post feature • Dashboard access for live sales info • Net 15 payments • Virtual store (Clik Shop) • Custom lifestyle photography assets • Storefront feature • 1-2 SKUs placed at checkout • Mention in PR placements • Dedicated prime placements in-store • Product demos and found panels (in-store and live)

- **Live stream shopping:** During low traffic periods, we produce high-quality live shopping episodes from the store—using the store to sell across the country beyond the local foot traffic.
- **Virtual Appointments:** During low traffic periods, we schedule one on one appointments with new and existing customers for an intimate shopping experience.
- **Event Sponsorships and Tickets:** Through highly produced exclusive events, we generate sponsorship revenue and ticket sales.
- **Brik Studio:** Another use of our flexible store format is converting a dedicated space into a content studio, where brands pay us to produce high-quality e-commerce images and videos of products already in the store.

NEW ARRIVALS

BRIK STUDIO

- IN HOUSE CONTENT STUDIO
- SHOOT & SELL IN STORE
- $19/PHOTO COMPARED TO $39/PHOTO
  ○ VERTICALLY INTEGRATED

- **Brik Returns and Local Delivery:** To bring more brands in our funnel, we will be launching these high-demand services due to the intrinsic issues with e-commerce: high return rate and delivery times.

Acquisition Strategy

Brands prefer proximity to peer brands and **customers** want to be introduced to the trendiest brands. Our **multi-level strategy has enabled us to onboard 100+ brands and 3,000 orders** in the middle of the pandemic.



BRAND FUNNEL
ATTRACT
Social Media + Existing Brand Curation
INTERACT
Brik Studio + Brik Returns
CONVERT
Holiday Markets + Online Marketplace
TAKE IT OFFLINE
Instore Subscription
CUSTOMER FUNNEL
ATTRACT
Social Media + Existing Brand Curation + Creator Platform
INTERACT
Strategic high foot traffic locations + Shop in Shops
CONVERT
Curating brands with high brand awareness
TAKE IT OFFLINE
Membership & Loyalty Programs

Acquisition Channels

With the **exponential increase in paid online advertisement costs** which have become a pure pay-for-play, it has become uneconomical for emerging brands to generate meaningful brand awareness. We are **targeting low-cost but high-engagement channels**.

Marketing Channels


High Foot Traffic Stores


Tik Tok


Creator Platforms


In-Store Events


Bi-Weekly Giveaways


Brand-Supplied Fixtures


Coffee Kiosks In-Store

Market

Retail is a $5.4T market, representing 12% of the US GDP



18.6%

81.4%

- ■ E-commerce
- ■ Brick + Mortar Retail

source: US Department of Commerce - August 2021

81.4% of all retail sales take place in physical stores, while e-commerce represents only 18.6%.

Deducting the grocery component, **Brik + Clik has identified an addressable market of $860B** which represents the market for independent retail.



$860B total market size of independent + DTC retailers

TAM
Total Addressable Market

Available Market

Target Market

Post-Covid retail market

With the re-opening of retail and pent-up demand for in-store shopping, there has been seen a surge since late Q2 2021— with major retailers showing an uptick in-store sales. The following represent retailer sentiment for Brick and Mortar Retail:



Walmart U.S. e-commerce sales growth

ONLINE BRANDS ENTERING RETAIL

Even a major DTC brand, **Warby Parker**, recently disclosed in their S-1 that **2/3rd of its sales in 2018 and 2019 came from their brick and mortar stores** before Covid caused a shut down of their stores in 2020. However, **they are set to open 35 locations in 2021.** As their CEO stated, "**we're still big believers in physical retail**. Even though we had fewer people coming in [to visit stores], there was a **much higher conversion rate** compared to pre-pandemic, because there is **more intent to purchase**."

Why now?

- Availability of prime retail spaces
- Percentage of rent and short-term leases
- Lower CAPEX costs due to abandoned spaces in good conditions and overall reduced construction activity
- Liquidation of incumbent retailers
- Competitors locked in pre-COVID base rent and long-term leases with major business interruptions
- We are launching post-COVID with settlers prosper proposition





BEFORE:
ABANDONED RETAIL SPACES

AFTER:
BRIK+CLIK OMNICHANNEL
RETAIL EXPERIENCE

Competition

A full-stack and tech-enabled retail solution



- A unique **full-stack commerce solution**, whereas our competitors are running stores and e-commerce website.

- Our micro-store model enables us to scale at a rapid pace. **We have launched stores within weeks** unlike our competitors which take multiple months or years.
- Our unique design built with the expertise of the biggest retail architect (CallisonRTKL) avoids **any turnover costs with curating new brands.**
- The store acts as a testbed to identify real problems and **deploy tech solutions for other retailers.**
- We have built **institutional relationships** with a roadmap to **scale our solution internationally**.
- Importantly, our competitors launched pre-covid and are **stuck in long-term leases and high fixed rents** which are difficult and costly to negotiate.



Wrong side of COVID-19
SCALABILITY PROBLEM
re:store
NAKED
LONG-TERM LIABILITIES
SHOWFIELDS
Neighborhood Goods
LISTING HIGH-TURNOVER VACANCIES
appear [here]
popshop
PAROCHIAL APPROACH
BONOBOS
b8ta

Vision

SaaS platform and profitable stores will lead to multiple exit options

End to End E-commerce

Our long term vision is using our stores to test and deploy t**ech and commerce solutions for independent retailers**, an **underdigitized** and **untapped** market of **$860B**.


VISION: FULL STACK COMMERCE
1.Tech Subscription
2. Consumer Marketplace
SCALE
1. Order Management 2. Online Payments
3. Logistics/Last Mile
COMMERCE
1.CRM 2. Local Shop Discovery
3. Marketing 4. Virtual Appointments
5. Live Streaming 6. Returns & Resell
TECH STACK FOR
OTHER RETAILERS
DTC Brands
STORE
Test tech in store

Tech Stack

The store acts as a testbed to identify real problems and **deploy tech solutions for other retailers.** This is a custom SaaS solution that allows retailers to pick and choose the components that would work for their customer base.


TECH STACK
VR Store
Live Stream
Virtual Appointment
Local Delivery
Digital Receipts
Creator Platform

- Test in Brik + Clik stores, and **power other stores**.
- **SaaS platform to digitize independent retailers** and **local shop discovery**.



Scalability

Shop-in-shop (SIS) partnerships and **holiday market** eliminate:

1. Build-out costs
2. Construction time
3. Fixed rent
4. Staff cost & management

Shop in Shop



Brik + Clik
Charming Charlie's shop-in-shop partnership
Brik + Clik to take over a section of each Charming Charlie's retail store (100-300 sf) to test brand fit in different cities. Currently testing online with sales across the country.

Charming Charlie is a chain retailer with 50+ locations across the US. It has an engaged customer base of millennial and Gen-X women, which overlaps with ours. **This enables us to test demand for our curation in important markets in the Midwest, Southeast, and the South without any CAPEX or OpEx investments.**

Holiday Markets

Brik + Clik concept but at the market level during the most active shopping period: Thanksgiving to Christmas. This is a first-in-kind DTC shopping festival made for a post-covid shopping experience.

We are innovating this holiday market through same/next day local deliveries, a dedicated online marketplace, events, shoppable VR and live streaming, driving incremental sales beyond just shopping in the market. Also, it's in Hollywood so watch out for some MAJOR glitz and glam!



welcome to
Brik
WEST
Brik + Clik PRESENTS:
A DTC HOLIDAY FEST AT
WESTFIELD CENTURY CITY
LOS ANGELES
NOVEMBER 26 - DECEMBER 26, 2021
BrikWEST curates a first-in-kind integrated omnichannel market, scaling sales through
• Live-streaming with influencers
• Dedicated VR + Online Marketplace
• Same or next day delivery:
○ Buy at the market, deliver to home









Investors

Founder backed business

We have invested $90k to showcase how efficient our store deployment execution is. Investors have the unique opportunity to join a startup with **six figure revenues with institutional partnerships and significant organic PR, a clean cap table and the ability to maximize their upside.**

Founders

Meet our team



Hemant Chavan

Co-Founder and CEO

Mr. Chavan leads Brik + Clik operations, marketing, and PR efforts. Within a short span of time, he has established Brik + Clik as one of the most innovative retail concepts by synergizing their B+M and online operations. Additionally, pioneered the first-in-kind checkout-enabled VR store for a multi-brand retailer.

Prior to launching Brik + Clik, Hemant has over twelve (12) years experience of working in real estate development. He worked on a portfolio of $4.1 Billion which includes high rise condominium & multifamily residential, commercial office, retail, industrial & infrastructure projects in the North East, California and Seattle. He is also involved in sourcing, underwriting & structuring real estate deals. He is involved in the pre-construction, construction and close-out phases including marketing & sales.



Eric Hirani

Co-Founder and COO

Mr. Hirani received his bachelors of engineering degree with a minor in entrepeneurship from Columbia University in New York City. He is involved with the accounting, culture, fundraising, and operations within the business, as well as assisting Hemant Chavan in executing the Brik + Clik vision.

Prior to launching Brik + Clik, Eric has over ten (10) years of experience as an entrepreneur in the engineering, construction, and real estate world. He has overseen and participated on projects worth over $10 Billion dollars in various sectors, including Retail, Healthcare, Residential, Commercial, Hospitality, Infrastructure, Education, mixed-use, Water/Waste Water, Utilities, Transportations, and more. His true skills are in operating and scaling business—he has founded and grown several small businesses which continue to operate and thrive.

Lastly, Mr. Hirani is avid philanthropist and volunteer donating to dozens of causes every year, and founding two yearly scholarships for high school and college students.

Team



| Hemant Chavan | Founder | Mr. Chavan is the cofounder and CEO of Brik + Clik, omnichannel retail marketplace. He leads their operations, marketing, and PR efforts. Within a short span of time, he has established Brik + Clik as one of the most innovative retail concepts |



| Eric Hirani | Founder | Mr. Hirani is the cofounder and COO of Brik + Clik, omnichannel retail marketplace. He received his B.S. degree and entrepreneurship minor from Columbia University. He is involved with accounting, culture, fundraising, and operations of the business. |

Perks

$260	Brik + Clik Tote Bag
$1,000	A Curated Clik Box - (Subscription Box of Goodies)
$2,000	Three (3) curated Clik Box (Subscription Box of Goodies) A personalized 25% discount code for use at brikclik.com that's shareable with friends and family, and valid for 1 year
$10,000	1 year supply of a curated Clik Box (Subscription Box of Goodies) Founder Club Access: Early bird access to all product launches Deep Discounts below cost price
$25,000	2 year supply of a curated Clik Box (Subscription Box of Goodies) 1- Every Month Founder Club Access: Early bird access to all product launches Deep Discounts below cost price VIP invites to store launches and events
$75,000	5 year supply of a curated Clik Box (Subscription Box of Goodies) Prime Founder Club Access: Early bird access to all product launches Deep Discounts below cost price VIP invites to store launches and events

FAQ

Are we just a store model?

Besides being omnichannel, online and stores, we have built perpetual virtual stores that can be accessed from your cellphone from anywhere in world. Long term, we will be a one stop commerce solution to power retailers.

Is the cost of the store construction and rent expensive?

No, we are tenured real estate development professionals with intimate knowledge of construction costs and relations with major landlords. We target only those stores that have a minimal construction cost, fits in to our business model of a profitable store. 20% of all US is retail so we have leverage in finding the right spaces and affordable leases.

Won't the lease cost increase when the market comes back?

Yes, but real estate is a deep relationship business. Landlords want to avoid turnover and want a tenant that they can trust. We provide both with our business model and our long standing relationships. We work with institutional landlords who have more flexibility in negotiating across their portfolio. Also, 20% of all US retail is vacant and was grossly overbuilt. Hence, long term there would be a correction in the retail rents and lease terms.

Are you going to be a marketplace like Amazon?

No, we don't see ourselves as a competitor to Amazon. Our stores are built to test out the real problems of independent retailers, a $860 Billion market in the US. We will eventually be an effective, full-service technology solutions provider to other retailers. The winner in this area doesn't exist but the retail market needs one.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

RETAIL WORKS ESCHOPPE LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Retail Works Eschoppe LLC, a New York limited liability company (the "**Company**"), hereby issues to the Investor the right to certain interests of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's manager(s) (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of interests, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series interests and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units or membership interests of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units or membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of interests of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　　The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such interests or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until interests have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units in the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

RETAIL WORKS ESCHOPPE LLC

By:
Name: Hemant Chavan
Title: Chief Executive Officer
Address: 185 Greenwich Street, LL4032, New York, NY 10007, United States
Email: hemant@brikclik.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated <mark>[Date of Crowd SAFE]</mark> between Retail Works Eschoppe LLC, a New York limited liability company (the "***Company***"), and <mark>[Investor Name]</mark> ("***Member***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the membership interests of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under Section 609 of the New York Business Corporation Law to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

    a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Speaker 1:   We are building the future of retail. It's an end-to-end commerce platform, which combines physical retail spaces, online marketplace, virtual reality stores, content studios, as well as virtual appointments. So everything that you see being built in a silo we think that integrating that is the future of retail.

We took advantage of lot of vacant spaces and lease terms, which are very favorable to the tenant. We target the budget of the store, fit out, and we target the cost that we are going to get from these brands. And then we go and find spaces which would fit that business model. We build relations with these landlords, and then we get access to these spaces before they even go onto the market. We are not putting in any operating cost or any CapEx cost.

We have 50 to 60 brands in store. In 10 months of operation we've onboarded a hundred plus brands. Most of these sales has been actually from our physical presence and then we've optimized our physical store to do local delivery and omnichannel distribution. So we have sales through coming through online. We do live streaming in store. We throw events and we generate revenue through sponsorships and tickets. So we are de-risking ourselves from any fluctuating seasonality of sales. The most important part is brands pay us to be in store instead of the wholesale model or the consignment model that traditionally exists.

For 2021, we'll end up in half a million revenue. For 2022, we want to have approximately 10 shop and shops and then five standalone brick and click stores that along with our tech stack, our click club, that's going to generate approximately 8 million in revenue. As we scale and monetize all our other omnichannel, we expect to generate in 2023, anywhere from $35 to 40 million, that is a combination of our Brik + Clik stores, our shop and shop stores, all our different omnichannel solutions that we are providing to increase our distribution.

When Mark Zuckerberg's talking about building the metaverse, we've actually built that. We're the first multi-brand retailer to create a digital twin of a physical store. What I mean by that is we are taking an actual physical store and taking out the constraints of store hours. It's an unmanned operation and it's not fixed to any lease or it's not fixed to any lease term or any lease cost. Virtually this store can exist in perpetuity. Thank you for taking the time to listening to us and especially my monotone. And I hope you can join the clik.

EXHIBIT E

Testing the Waters Communications



Company Name	Brik + Clik

Logo	

Headline	End-to-end commerce solution for brands and retailers

Hero Image	

Tags	

Pitch text	**Summary** • Turnkey services: retail, online, live-stream shopping, delivery & more • Curated spaces with in-store tech and analytics • 100+ DTC brand partners • First two locations in San Francisco and New York • 8 stores opening in 2021, 40 shop-in-shop partnerships in 2022 • Projected revenue: $1M in 2022, $17M in 2023, $44M in 2024

Problem

20% of all US retail space is vacant—and E-commerce advertising is more expensive than retail rent

Today's retail landscape

In today's retail environment, and within the industry, we've discovered that the biggest pain points are:


Consumer Pain Points
Lack of ability to touch or try on items
Scarcity of product (out-of-stock)
Having to pay for shipping costs
Retailer/Brands Pain Points
Underdigitized
No consumer attribution
Cost of Real-Estate
20% of all US retail is vacant.
Costs of Operation
High OpEx and CAPEX costs.
Shifting Consumer Preferences
High OpEx and CAPEX costs.
Meeting and Fulfilling Consumer Demand
Costs of "free" returns and post-COVID surge demand is not being met by the current supply chain capacity.

The traditional e-commerce fulfillment cycle is broken:

THE SCENARIO	THE PROMISE	WHAT ACTUALLY HAPPENS			
		DAY: 0	**5**	**10**	**15**
BEST-CASE	Delivery in 2–5 days	Delivered within 2–5 days			
WORST-CASE	Delivery in 2–5 days	Delayed in transit	Delivered within 4–10 days		
LONGEST-PATH	Delivery in 2–5 days	Delivered within 2–5 days	Customer returns	Customer re-orders	
THE BRIK+CLIK DIFFERENCE	Delivery in 0–2 days	Product is delivered within 0–2 days			

Current delivery services are not built to handle the increase in online demand:

UPS: Peak demand projected to exceed capacity by 5M packages daily

Published July 28, 2021

Source: Retail Dive

15 min delivery apps in dense cities are not sustainable and logistically impossible in the non-coastal cities, towns, and suburbs:

 CNN

This $15 billion startup promises 30-minute deliveries. Now it's facing a worker backlash

Solution

Technology centered solution that solves the problems of:

1. **Customers** looking for value, convenience and quality

2. **Brands/Retailers** from whom these customers purchase

3. **Landlords** who are leasing spaces to the brands/retailers

Online | Offline | Virtual


1
2
3
4
5
6
Brik
Multi-brand store
1. Live Streaming
2. Virtual Appointments
3. Returns & Resell
4. Local Pickup & Delivery
5. Content Studio
6. Virtual Reality Stores
Online Marketplace
Clik

Our turnkey retail spaces, online marketplace, and a unique checkout-enabled VR store enable Direct to Consumer (DTC) sales seamlessly integrated with the latest commerce trends—while leveraging retail storefronts to double up for e-commerce services.

Our scalable omni-channel model is at the confluence of trendy **brands, retail, creators, and fulfillment.**

What are we solving for consumers?

Their three biggest pain points:

- Ability to touch or try on the item
- The product being out of stock
- Shipping cost and delays

What are we solving for brands/retailers?

Our target brands:

Emerging DTC brands looking for low-capital expenditure entry into brick + mortar.



OR

Brands with existing brick + mortar locations that are looking to create outpost locations or scale back existing footprint.

How is our tech different?

As a retailer, we have a deeper understanding of retail products that allow us to build better retail tech products —products which are more than advanced than our competitors'.

Our software enables independent retailers to digitize stores while **increasing foot traffic and revenue**.

1. Tech tools empowering retail staff to increase omnichannel sales







Dashboard
$24.302
$25.360
$84.027
RECENT ACTIVITY
REVENUE ANALYTICS
SALES BRANCH ANALYTICS
$ 1.200
$ 10.102
$ 9.892
CRM
Calendar
September 2021
September 2021
My Calendars
TASK
MANAGER
Chat
Aaron Stanley
Chats
Aduray Kelly
DYNAMIC
MARKETING

2. Network of retailers that drive traffic to each other, while learning about consumer shopping patterns


SHOPPE PASS
Download
Sign in
Discover local shops
Earn Discounts
Clik
Login
Sign in to continue
Lebron James
log in
Clik
Shop & Save
Check out the stores in your area.
Click below to get your discount.
30 Stores Near You
Longines
Apple
[SHOW QR CODE AT CHECKOUT]
LONGINES
Save 15% on your next purchase at LONGINES
MORE OFFERS
Shop in store & earn discounts at neighboring stores.
Inter-connected web of stores
Data Collection Tool for Learning Consumer Shopping Patterns

Product

An integrated commerce platform

Digitized and Experiential Stores

Our multi-brand stores are curated with best in class store design and digitized to replicate online shopping.


clean brands good life
Life size dioramas
Life size dioramas
Omnichannel: Products shipped from the store locally & nationally


Content Studio
Live Stream Shopping


MODERN AROMATHERAPY SPRAYS
Scan to
Discover Brands
In store analytics to capture
consumer behavior
ARTISAN CHOCOLATE
One Tap Unmanned
Checkouts



Profitable Stores

1. Micro stores that are **cost-efficient and can be deployed in weeks**. **Payback in a few months** instead of years.
2. **Shop in Shop stores** with established chain retailers.
3. Large scale **holiday markets**.

In-store tech

We integrate technology and use our **unique checkout enabled VR platform** to connect the offline and online retail worlds. **Try it yourself, CLIK HERE**.

Your browser does not support HTML5 video.

Traction

Bicoastal locations and increasing revenue streams



Bay Area

Westfield Valley Fair, Santa Clara

Landlord Partner: *Westfield (Unibail-Westfield-Radamco)* which has locations a 14 countries across North America, Europe and Australia.

Opened on October 10, 2020 with a $29K buildout cost (market cost $80k) and 3-week construction schedule. In the heart of Silicon Valley and with a median income of $135,000.



New York

The Oculus, New York City

Opened on November 15, 2020 with **a $0 buildout cost and just 2 weeks from lease to opening**.

Oculus is next to the World Trade Center and 9/11 Memorial. W have a prime location in the shopping center next to luxury retailers like Mont Blanc, Longines, Apple **with 20,000 - 40,000 daily foot traffic passing through our store**. In addition to being a major tourist attraction, it is in the heart of New York's financial district and next to prime neighborhoods like Tribeca and Soho.





Major PR

Within a short period, we have generated organic PR with the biggest publications in the world including the **public radio from France RFI coming to interview us all the way from Paris**. We predicted the return of retail before the experts did!


Featured in...
Forbes
To be successful, fail often
THE WALL STREET JOURNAL
WSJ
Small Business Love
The New York Times
Lower Manhattan Rebounded After 9/11
BUSINESS INSIDER
Small businesses are sliding into malls
CoStar
The Changing Face of Retail
shopify
An Insider View into the Adoption of Retail Tech Solutions
BISNOW
Reviving Retail
BRICKANDMORTARREBORN
POWERED BY Raydiant
resilient retail

Customers

Brand partners

Our stores carry 100+ DTC (Direct-to-Consumer) brands and 10% subscriber brands, all within the wellness, home goods, clean beauty, and F&B verticals.

70% of the brands we partner with are female- or minority-founded. This is a pure meritocratic process rather than a marketing strategy. We find mission-driven brands that are high quality and then they happen to be either female or minority-owned.



Customers


Target Customer:
Millenial and Gen X Women
With content packaged in
a Gen Z friendly format
Brands that have a universal
appeal

Business Model

Multi-channel and scalable subscription model

Pandemic and foot traffic independent revenue streams.

Our business model

Beyond in-store sales, we have de-risked the traditional sales model with an innovative way to monetize retail spaces. **Due to vertical integration, our services are best in class and lowest in cost.**

Revenue streams

- **Subscription brands:** Brands pay us to be in store through our limited brand assortment, which makes the store a marketing channel for emerging brands along with providing turnkey operations.

PLANS	ONLINE ONLY	OMNI	IN THE CLIK
INITIATION FEE	$500 one-time	$500 one-time	Waived
MONTHLY PLAN	$150 / month + 20% sales	$450 / month + 20% sales	$2,000 / month + 20% sales
ANNUAL PLAN	$1,500 ($300 savings) + 15% sales	$4,500 ($900 savings) + 15% sales	$20,000 ($4,000 savings) + 15% sales
DETAILS	• Online only • Dashboard access for live sales info • Net 45 payments	• In-store and online • Website feature • e-blast feature • IG post feature • Dashboard access for live sales info • Net 30 payments • Local delivery	• In-store and online • Website feature • e-blast feature • IG post feature • Dashboard access for live sales info • Net 15 payments • Virtual store (Clik Shop) • Custom lifestyle photography assets • Storefront feature • 1-2 SKUs placed at checkout • Mention in PR placements • Dedicated prime placements in-store • Product demos and found panels (in-store and live)

- **Live stream shopping:** During low traffic periods, we produce high quality live shopping episodes from the store—using the store to sell across the country beyond the local foot traffic.
- **Virtual Appointments:** During low traffic periods, we schedule one on one appointments with new and existing customers for an intimate shopping experience.
- **Event Sponsorships and Tickets:** Through highly produced exclusive events, we generate sponsorship revenue and ticket sales.
- **Brik Studio:** Another use of our flexible store format is converting a dedicated space into a content studio, where brands pay us to produce high-quality e-commerce images and videos of products already in the store.

NEW ARRIVALS

BRIK STUDIO







- **IN HOUSE CONTENT STUDIO**
- **SHOOT & SELL IN STORE**
- **$19/PHOTO COMPARED TO $39/PHOTO**
  - **VERTICALLY INTEGRATED**

- **Brik Returns and Local Delivery:** To bring more brands in our funnel, we will be launching these high-demand services due to the intrinsic issues with e-commerce: high return rate and delivery times.

Acquisition Strategy

Brands want to be next to peer brands and customers want to be introduced to the trendiest brands. Our **multi-level strategy has enabled us to onboard 100+ brands and 3,000 orders** in the middle of the pandemic.


BRAND FUNNEL
ATTRACT
Social Media + Existing Brand Curation
INTERACT
Brik Studio + Brik Returns
CONVERT
Holiday Markets + Online Marketplace
TAKE IT OFFLINE
Instore Subscription
CUSTOMER FUNNEL
ATTRACT
Social Media + Existing Brand Curation + Creator Platform
INTERACT
Strategic high foot traffic locations + Shop in Shops
CONVERT
Curating brands with high brand awareness
TAKE IT OFFLINE
Membership & Loyalty Programs

Acquisition Channels

With the **exponential increase in paid online advertisement costs** which has become a pure pay-for-play, it has become very difficult for emerging brands to generate meaningful brand awareness. We are **targeting low cost but high engagement channels**.

Marketing Channels



High Foot Traffic Stores



Tik Tok



Creator Platforms



In-Store Events



Bi-Weekly Giveaways



Brand-Supplied Fixtures



Coffee Kiosks In-Store

Market

Retail is a $6T market, representing 12% of the US GDP



18.6%

81.4%

■ E-commerce
■ Brick + Mortar Retail

source: US Department of Commerce -August 2021

81.4% of all retail sales take place in physical stores, while e-commerce represents 18.6%.

Deducting the grocery component, **Brik + Clik has identified an addressable market of $860B** which represents the market for independent retail.



Post-Covid retail market

While there was a surge in e-commerce shopping due to the shutdown or limited capacity in-store traffic from Q2 2020 to Q1 2021, this did not represent a fundamental shift in shopping behavior. **With the re-opening of retail and pent-up demand for in-store shopping, there has been seen a surge since late Q2 2021**—with major retailers showing an uptick in-store sales. The following represent retailer sentiment for Brick and Mortar Retail:

BUSINESS

Target Sales Increase as Shoppers Return to Stores

Chain says store and online traffic rose 12.7% in July quarter, adding that it is prepared for volatility from the Delta variant

◆ WSJ NEWS EXCLUSIVE | BUSINESS

Amazon Plans to Open Large Retail Locations Akin to Department Stores

Online shopping pioneer wants a larger retail presence to sell clothing and household items and facilitate exchanges

SHOPPING

Toys R Us to make a comeback with new toy shops inside more than 400 Macy's stores

Kelly Tyko USA TODAY
Published 8:33 a.m. ET Aug. 19, 2021 | Updated 8:11 a.m. ET Aug. 20, 2021



Opportunities: Eighty-three percent of Target's total sales in Q2 came from in-store sales—underscoring the importance of deliverin enhanced in-store shopping experiences, something Target's latest moves can help it achieve going forward.

Walmart's growth in e-commerce--and harmonized retail more broadly--is impressive, but this is more evidence that the "10 years of e-commerce growth in a matter of months" narrative was as misguided as the retail apocalypse. But hyperbole IS the great thing ever!

Even a major DTC brand, **Warby Parker**, recently disclosed in their S-1 that **2/3rd of its sales in 2018 and 2019 came from their brick and mortar stores** before Covid caused a shut down of their stores in 2020. However, **they are set to open 35 locations in 2021.** As their CEO stated, "**we're still big believers in physical retail**. Even though we had fewer people coming in [to visit stores], there was a **much higher conversion rate** compared to pre-pandemic, because there is **more intent to purchase**."

Why now?

- Availability of prime retail spaces
- Percentage of rent and short-term leases
- Lower CAPEX costs due to abandoned spaces in good conditions and overall reduced construction activity
- Liquidation of incumbent retailers
- Competitors locked in pre-COVID base rent and long-term leases with major business interruptions
- We are launching post-COVID with settlers prosper proposition




BEFORE:
ABANDONED RETAIL SPACES

AFTER:
BRIK+CLIK OMNICHANNEL
RETAIL EXPERIENCE

Competition

A full-stack and tech-enabled retail solution



- Vertical integration is key for the next wave of retail.
- Our micro-store model enables us to scale at a rapid pace. **We have launched stores within weeks** unlike our competitors which take multiple months or years.
- Our unique design built with the expertise of the biggest retail architect (CallisonRTKL) avoids **any turnover costs with curating new brands.**
- We provide the **best value** to customers and brands while having the **lowest cost.**
- The store acts as a testbed to identify real problems and **deploy tech solutions for other retailers.**
- We are building a unique **full-stack commerce solution**, whereas our competitors are running stores and e-commerce website.
- We have built **institutional relationships** with a roadmap to **scale our solution internationally**.
- Importantly, our competitors launched pre-covid and are **stuck in long-term leases and high fixed rents** which are difficult and costly to negotiate.


Wrong side of COVID-19
SCALABILITY PROBLEM
re:store
NAKED
LONG-TERM LIABILITIES
SHOWFIELDS
Neighborhood Goods
LISTING HIGH-TURNOVER VACANCIES
appear [here]
popshop
PAROCHIAL APPROACH
BONOBOS
b8ta

Vision

SaaS platform and profitable stores will lead to multiple exit options

End to End E-commerce

Our long term vision is using our stores to test and deploy t**ech and commerce solutions for independent retailers**, an **underdigitized** and **untapped** market of **$860B**.


VISION: FULL STACK COMMERCE
1.Tech Subscription
2. Consumer Marketplace
SCALE
1. Order Management 2. Online Payments
3. Logistics/Last Mile
COMMERCE
1.CRM 2. Local Shop Discovery
3. Marketing 4. Virtual Appointments
5. Live Streaming 6. Returns & Resell
TECH STACK FOR OTHER RETAILERS
DTC Brands
STORE
Test tech in store

Tech Stack

The store acts as a testbed to identify real problems and **deploy tech solutions for other retailers.** This is a custom CRM solution that allows retailers to pick and choose the components that would work for their customer base.


TECH STACK
VR Store
Live Stream
Virtual Appointment
Local Delivery
Digital Receipts
Creator Platform

- Test in Brik + Clik stores, and power other stores.
- **SaaS platform to digitize independent retailers** and local shop discovery.
- **15 minute local deliveries** by converting part of the space to deploy essentials and brands in the showroom.
- **Key: vertically integrated.**



Scalability

Shop-in-shop (SIS) partnerships and holiday market eliminate:

1. Build-out costs
2. Construction time
3. Fixed rent
4. Staff cost & management

Shop in Shop


Brik + Clik
Charming Charlie's shop-in-shop partnership
Brik + Clik to take over a section of each Charming Charlie's retail store (100-300 sf) to test brand fit in different cities. Currently testing online with sales across the country.

Charming Charlie is a chain retailer with 50+ locations across the US. It has an engaged customer base of millennial and Gen-X women, which overlaps with ours. **This enables us to test demand for our curation in important markets in the Midwest, Southeast, and the South without any CAPEX or OpEx investments.**

Holiday Markets

Brik + Clik concept but at the market level during the most active shopping period: Thanksgiving to Christmas. This is a first-in-kind DTC shopping festival made for a post-covid shopping experience.

We are innovating this holiday market through same/next day local deliveries, a dedicated online marketplace, events, shoppable VR and live streaming, driving incremental sales beyond just shopping in the market. Also, it's in Hollywood so watch out for some MAJOR glitz and glam!


welcome to
Brik
Brik WEST
BrikWEST curates a first-in-kind integrated omnichannel market, scaling sales through

Investors

Founder backed business

We have invested $90k to showcase how efficient our store deployment execution is. Investors have the unique opportunity to join a startup with **six figure revenues with institutional partnerships and significant organic PR, a clean cap table and the ability to maximize their upside.**

Founders

Meet our team

Hemant Chavan

Co-Founder and CEO

Mr. Chavan leads Brik + Clik operations, marketing, and PR efforts. Within a short span of time, he has established Brik + Clik as one of the most innovative retail concepts by synergizing their B+M and online operations. Additionally, pioneered the first-in-kind checkout-enabled VR store for a multi-brand retailer.

Prior to launching Brik + Clik, Hemant has over twelve (12) years experience of working in real estate development. He worked on a portfolio of $4.1 Billion which includes high rise condominium & multifamily residential, commercial office, retail, industrial & infrastructure projects in the North East, California and Seattle. He is also involved in sourcing, underwriting & structuring real estate deals. He is involved in the pre-construction, construction and close-out phases including marketing & sales.

Eric Hirani

Co-Founder and COO

Mr. Hirani received his bachelors of engineering degree with a minor in entrepeneurship from Columbia University in New York City. He is involved with the accounting, culture, fundraising, and operations within the business, as well as assisting Hemant Chavan in executing the Brik + Clik vision.

Prior to launching Brik + Clik, Eric has over ten (10) years of experience as an entrepreneur in the engineering, construction, and real estate world. He has overseen and participated on projects worth over $10 Billion dollars in various sectors, including Retail, Healthcare, Residential, Commercial, Hospitality, Infrastructure, Education, mixed-use, Water/Waste Water, Utilities, Transportations, and more. His true skills are in operating and scaling business—he has founded and grown several small businesses which continue to operate and thrive.

Lastly, Mr. Hirani is avid philanthropist and volunteer donating to dozens of causes every year, and founding two yearly scholarships for high school and college students.

Team

	Hemant Chavan	Founder	Mr. Chavan is the cofounder and CEO of Brik + Clik, omnichannel retail marketplace. He leads their operations, marketing, and PR efforts. Within a short span of time, he has established Brik + Clik as one of the most innovative retail concepts
	Eric Hirani	Founder	Mr. Hirani is the cofounder and COO of Brik + Clik, omnichannel retail marketplace. He received his B.S. degree and entrepreneurship minor from Columbia University. He is involved with accounting, culture, fundraising, and operations of the business.

Perks

$500	Brik + Clik Tote Bag
$1,000	A Curated Clik Box - (Subscription Box of Goodies)
$2,000	Three (3) curated Clik Box (Subscription Box of Goodies) A personalized 25% discount code for use at brikclik..com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches
$10,000	1 year supply of a curated Clik Box (Subscription Box of Goodies) A personalized 25% discount code for use at brikclik..com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches
$25,000	2 year supply of a curated Clik Box (Subscription Box of Goodies) A personalized 25% discount code for use at brikclik..com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches
$75,000	Lifetime supply of a curated Clik Box (Subscription Box of Goodies) A personalized 25% discount code for use at brikclik..com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches

FAQ



Brik + Clik

Home Collections Meet The Brands Join The Clik

Hi - This is Hemant Chavan & Eric Hirani - cofounders of Brik + Clik, an innovate end to end commerce platform.

After 10 months in proving our concept with six figure revenues to show for, we would like to invite you to part of our success.

We cordially invite you to sign up to get early access to our crowdfunding campaign on a major platform.

Please complete the link below 👇



Sign Up for Early Access to the Crowdfunding Platform

Hi Guys - We are prelaunching our Republic campaign, a equity crowdfunding platform, to friends and family. At this time, we are taking reservations to invest. This is a equity investment campaign, **not a donation**. Here is the campaign page republic.co/brikclik

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind

3:31 PM